THE BANKSHARES, INC.

1031 West Morse Boulevard, Suite 323

Winter Park, Florida 32789

(407) 599-7788

June 14, 2011

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20002

Re:	The BANKshares, Inc.

Request to Withdraw Registration Statement on Form S-4

SEC File Number: 333-173452

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The BANKshares, Inc. (the “Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form S-4 (File No. 333-173452), which was filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2011 along with exhibits (the “Registration Statement”).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was a voluntary filing under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days

United States Securities and Exchange Commission

June 14, 2011

after such date, the Registrant receives notice from the Commission that this application will not be granted. Registrant hereby respectfully requests that an order granting withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. Please forward a copy of the order withdrawing the Registration Statement to the undersigned at 1031 West Morse Boulevard, Suite 323, Winter Park, Florida 32789, with a copy to the Registrant’s counsel, Smith Mackinnon, PA, 255 South Orange Avenue, Suite 800, Orlando, Florida 32801, Attention: John P. Greeley, Esquire.

If you have any questions or require any additional information, please do not hesitate to contact Mr. Greeley at 407-843-7300.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

THE BANKSHARES, INC.

By:	/s/ Donald J. McGowan
Donald J. McGowan President and Chief Executive Officer